UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the Semiannual Period Ended June 30, 2021

GOLDEN SEED INC.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-11072

Delaware

(State or other jurisdiction of

incorporation or organization)

82-3430220

(I.R.S. Employer Identification No.)

2894 South Coast Highway, Unit 1

Laguna Beach, CA 92651

(Address of principal executive offices)

949-833-0222

(Issuer’s telephone number, including area code)

Class B Common Stock

(Title of each class of securities issued pursuant to Regulation A)

10

Item 1.Management’s Discussion and Analysis of Financial Condition and Results of Operations

Golden Seed, Inc. was initially formed on November 8, 2017 as a Delaware Limited Liability Company (Golden Seed, LLC). On June 20, 2019, Golden Seed, LLC was converted into a Delaware corporation and now operates as Golden Seed, Inc. On September 30, 2019, the Company filed a fictitious business name statement with the state of California to use the fictitious name “Goldenseed” and uses this fictitious name for product branding and other purposes. The Company legally cultivates and sells cannabis and cannabis-related products in Santa Cruz County, California.

Management’s discussion and analysis of financial condition and results of operations as of August 21, 2021 is available for review here and incorporated by reference.

https://www.sec.gov/Archives/edgar/data/1780914/000178091421000003/partiiandiii.htm

A.Operating Results Overview

Golden Seed, Inc. (“Goldenseed” or the “Company”) was initially formed on November 8, 2017 as a Delaware Limited Liability Company (Golden Seed, LLC). On June 20, 2019, Golden Seed, LLC was converted into a Delaware corporation and now operates as Golden Seed, Inc. On September 30, 2019, the Company filed a fictitious business name statement with the state of California to use the fictitious name “Goldenseed” and uses this fictitious name for product branding and other purposes. The Company legally cultivates and sells cannabis and cannabis-related products in Santa Cruz County, California.

Results of Operations

The period of January 1, 2021 to June 30, 2021

Revenue. Total revenue for the period of January 1, 2021 to June 30, 2021 was $222,119 primarily in sales of cannabis related products.

Cost of Sales. Cost of sales for the period of January 1, 2021 to June 30, 2021 was $189,498.

Administrative Expenses. Operating expenses for the period of January 1, 2021 to June 30, 2021 were $1,393,254. Operating expenses for the period were comprised of sales and marketing costs and general and administrative costs.

Net Loss. Net loss for the period of January 1, 2021 to June 30, 2021 was $(1,375,841). This net loss was the result of operating expenses exceeding early stage operating revenues.

B.Liquidity and Capital Resources

Net cash as of June 30, 2021 of $10,281.

During the period of January 1, 2021 to June 30, 2021, operating activities used $(1,978,031).

Cash used by investing activities relating to capital expenditures during the period of January 1, 2021 to June 30, 2021 was $(210,764).

Cash provided by financing activities related to stock issuance and related party advances (net) during the period January 1, 2021 to June 30, 2021 was $2,163,366.

C.Plan of Operations

Our plan of operation for the period of January 1, 2021 to June 30, 2021 and for the remainder of 2021 was as follows:

The Company’s plan of operation was to continue the process of obtaining the necessary licensing for the operation of the Company’s business. The Company also planned to continue to sell terpene-tipped pre-rolls to the retail market and to continue selling clones to the retail and wholesale markets. The Company intended to start selling “eighths” (1/8th of an ounce of cannabis) of its flowers to the market as well and intended to start selling vape pens. The Company planned to manufacture oils to create distillates and terpenes. The Company intended to continue to establish its retail presence and to grow as a premium cannabis lifestyle brand. In its farming and production operations, the Company intended to commence large scale cultivation which would allow the Company to also to sell wholesale flower and do white label productions for other brands. The Company also planned also continue to build out its mixed light/light deprivation system and build out an existing greenhouse into a 40,000 square foot nursery for cultivation to create clones. The Company has decided to shift focus away from hemp products for the time being, given the market conditions related to hemp, but to maintain its focus of establishing its retail presence into increased distribution and to grow its premium cannabis lifestyle brand.

In the Company’s opinion, the proceeds from this Offering may not satisfy its cash requirements and the Company anticipates it may be necessary to raise additional funds in the next twelve months to implement the plan of operations. The Company expects to have additional capital requirements during 2021.  The Company does not expect to be able to satisfy its cash requirements through sales during 2021 and therefore will attempt to raise additional capital through the sale of its shares in its ongoing Regulation A offering, and perhaps additional securities in additional offerings. The Company cannot assure that it will have sufficient capital to finance its growth and business operations or that such capital will be available on terms that are favorable to it or at all. The Company is currently incurring operating deficits that are expected to continue for the foreseeable future.

D.Trend Information

Because the Company has only recently taken its products to market, the Company is unable to identify any recent trends in revenue or expenses since the latest financial year. Thus, the Company is unable to identify any known trends, uncertainties, demands, commitments or events involving its business that are reasonably likely to have a material effect on its revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause the reported financial information in this Offering to not be indicative of future operating results or financial condition. However, a great deal of uncertainty has recently arisen as a result of the coronavirus pandemic and the economic fallout it has caused. It is impossible at present to know all short term and long-term effects from the coronavirus pandemic and the economic fallout it has caused. If we are unable to react to changing consumer preferences, new laws and regulations, the short term and long-term effects from the coronavirus pandemic and the economic fallout it has caused, our sales could decrease and/or our business could be significantly and negatively affected.

Despite this, the Company believes that the market for its products and services will continue to improve if economic conditions in the United States improve, and if the legal sale of cannabis, both medicinally and recreationally, continues to gain general acceptance. Not specific to the Company, but the trends in the general market appear to favor a growing market outlook, with sales of medical and recreational cannabis increasing year over year (and reportedly increasing during the coronavirus pandemic) as more states legalize various uses of cannabis-related products. As a result, the Company sees a good opportunity for growth in its business operations, assuming the impact of the coronavirus pandemic does not significantly affect the Company long-term.

E.Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

F.Critical Accounting Policies

We have identified the policies outlined below as critical to our business operations and an understanding of our results of operations. The list is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States, with no need for management's judgment in their application. The impact and any associated risks related to these policies on our business operations is discussed throughout Management's Discussion and Analysis of Financial Condition and Results of Operations where such policies affect our reported and expected financial results. Note that our preparation of the consolidated financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

Basis of Presentation and Basis for Consolidation

The Company prepares consolidated financial statements in accordance with generally accepted accounting principles in the United States of America (GAAP). These consolidated financial statements include all accounts of Golden Seed, Inc., along with its wholly owned subsidiary, Ohlone Coast Farms, LLC. All transactions and balances between and among the aforementioned companies have been eliminated in consolidating the accounts for consolidated financial statement presentation. The Company adopted the calendar year as its basis of reporting.

Interim Unaudited Financial Information

The accompanying consolidated financial statements for the six months ended June 30, 2021 and 2020 and the related footnote disclosures are unaudited. The unaudited interim consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the Company's opinion, reflect all adjustments necessary to present fairly the Company's consolidated financial position as of June 30, 2021 and results of its consolidated operations, and cash flows for the periods ended June 30, 2021 and 2020. The results for the six months ended June 30, 2021 are not necessarily indicative of the results to be expected for the year ending December 31, 2021 or for any other periods.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As June 30, 2021 and December 31, 2020, the Company carried no allowances against its receivables.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the first in, first out (FIFO) cost method. All direct and indirect costs of growing crops are accumulated until the time of harvest and certain costs may be deferred and allocated to growing crops. Harvested crops are recorded at the lesser of cost or the net realizable value.   The inventory balance of $2,269,557 as of June 30, 2021 consisted of cannabis mother stock, flower, pre-rolls, clones, employee wages and related payroll taxes, payments made to independent contractors, bulk biomass and trim, in addition to other materials and supplies needed for the propagation, greenhouse operations, and packaging of cannabis products.  The inventory balance of $977,910 as of December 31, 2020, consisted of cannabis mother stock, flower, pre-rolls, clones, hemp, employee wages and related payroll taxes, payments made to independent contractors, bulk biomass and trim, in addition to other materials and supplies needed for the propagation, greenhouse operations, and packaging of cannabis products.  Raw materials inventory balance is $208,736, growing crops balance is $1,232,687, and finished goods inventory balance is $828,134, each as of June 30, 2021.  Inventory at December 31, 2020 consists of raw materials of

$31,297, growing crops of $125,172, and finished goods inventory balance of $821,441. The Company records impairment and obsolescence reserves against its inventory balances as deemed necessary. Mold and other crop issues during the 2020 cultivation and harvest compromised the inventory, along with costs exceeding the net realizable values of harvested and growing crops, resulted in inventory impairment charges totaling $3,317,700 for the year ended December 31, 2020.  The Company has not recorded impairment for the six months ended June 30, 2021.

The Company has authorized a distribution agreement with its largest customer during February 2020.  The customer notifies the Company on a bi-monthly basis of sales activity and the Company records revenue and receives payment.  The Company authorizes the replenishment of consignment inventory based on orders placed by the customer.  The customer does not purchase the inventory until the product has sold.  The customer receives a 15% distribution fee on all its sales of the Company’s products.  As of June 30, 2021 and December 31, 2020, the Company had $9,960 and $142,292 of inventory on consignment, respectively.  The Company paid $26,294 and $0 in distribution fees for the years ended June 30, 2021 and 2020, respectively.

Property and Equipment

The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $1,000 as property and equipment and depreciates such assets on a straight-line basis over estimated useful lives, which is currently estimated at 8-39 years for the Company’s property and equipment.

Management periodically evaluates assets for impairment and writes off capitalized costs as necessary. As of June 30, 2021 and December 31, 2020, no property and equipment has been impaired.

Accrued Expenses

Accrued expenses totaled $421,290 and $392,443 as of June 30, 2021 and December 31, 2020, respectively.  The Company charges accrued but unpaid costs that pertain to wages, payroll taxes and workers compensation insurance, interest expense and ordinary operational expenses necessary to run the business to accrued expenses.  Accrued expenses as of June 30, 2021 consists of $236,095 for payroll and related expenses, $16,719 of accrued interest and $168,476 pertains to ordinary operations expenses.  Accrued expenses as of December 31, 2020 pertains to wages, payroll taxes and insurance of $219,067, $5,620 pertains to accrued interest and $167,756 pertains to ordinary operational expenses.

Note Payable

On June 26, 2020, the Company’s wholly owned subsidiary, Ohlone Coast Farms, LLC received a secured disaster loan from the U.S. Small Business Administration in the amount of $150,000. The note accrues interest at 3.75% per annum and is due in thirty years. Repayment of the loan began on June 25, 2021 at $731 per month. As of June 30, 2021 accrued interest is $5,781 and interest expense is $2,828. As of June 30, 2020 accrued interest and interest expense on this note is $0.

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the consolidated balance sheets approximate their fair value.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Revenue of $222,119 and $66,855 has been earned and recognized for the six-month periods ended June 30, 2021 and 2020, respectively.

Cost of Goods Sold

The Company uses FIFO method to determine the amount of inventory to relieve relative to sales revenue recorded.  Costs that flow through cost of goods sold consist of cannabis mother stock, flower, pre-rolls, clones, hemp, employee wages and related payroll taxes, payments made to independent contractors, bulk biomass and trim, in addition to other materials and supplies needed for the propagation, greenhouse operations, and packaging of cannabis products.  Cost of goods sold of $189,498 and $583,774 has been recognized for six-month periods ended June 30, 2021 and 2020, respectively. Impairment charges against inventory are recorded to costs of goods sold as incurred.

Advertising Expenses

The Company expenses advertising costs as incurred in accordance with ASC 720-35, “Other Expenses – Advertising Cost.” Advertising expenses recognized totaled $317,844 and $326,814 for the years ended June 30, 2021 and 2020, respectively.

Stock-Based Compensation

The Company measures all stock-based awards granted to employees and directors based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. The Company issues stock-based awards with only service-based vesting conditions and records the expense for these awards using the straight-line method.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders’ equity/(deficit) upon the completion of an offering or to expense if the offering is not completed. As of December 31, 2019, the Company charged the deferred offering costs to stockholders’ equity.

Loss on Investment

During January 2020, the Company’s subsidiary, Ohlone Coast Farms, LLC, entered into a joint venture agreement to engage in manufacturing, packaging and marketing and the sale of hemp pre-rolls and contributed $50,000 dollars towards operating costs. On June 19, 2020, the parties agreed to terminate the joint venture and the investment was written down to $0 during the six-month period ended June 30, 2020.

Income Taxes

The Company was a limited liability company through the June 20, 2019 conversion date. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s consolidated financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Beginning June 21, 2019, the Company is subject to corporate income tax. Tax expense recognized in profit or loss compromises the sum of current and deferred taxes not recognized in other comprehensive income or directly in equity.

Current Tax

Current tax assets and/or liabilities comprise those claims from, or obligations to, fiscal authorities relating to the current or prior reporting periods that are unpaid at the reporting date. Current tax is payable on taxable profit, which differs from profit of loss on the financial statements. Calculation of current tax is based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period.

Deferred Tax

Deferred taxes are calculated using the liability method on temporary differences between the carrying amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are calculated, without discounting, at tax rates that are expected to apply to their respective period of realization, provided they are enacted for substantively enacted by the end of the reporting period. Deferred tax liabilities are always provided for in full.

Deferred tax assets are recognized to the extent that it is possible that they will be able to be utilized against future taxable income. Deferred tax asset and liabilities are offset only when the Company has a right and intention to offset current tax assets and liabilities from the same taxing authority.

Changes in deferred tax assets or liabilities are recognized as a component of tax income or expense in profit or loss, except where they relate to items that are recognized in other comprehensive income or directly in equity, in which case the related deferred tax is also recognized in other comprehensive income or equity, respectively.

Since the conversion of the Company from a limited liability company (LLC) to a corporation on June 21, 2019 and through December 31, 2019, the Company does not recognize any current or deferred taxes.

The Company estimates it has deferred tax assets of $2,367,298 and $2,389,793 as of June 30, 2021 and December 31, 2020, respectively, resulting from its net operating loss carryforwards.  The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the period ended June 30, 2021 and December 31, 2020 and no history of generating taxable income. Therefore, a valuation allowance of $2,367,298 and $2,389,793 was recorded as of June 30, 2021 and December 31, 2020, respectively. Deferred tax assets were calculated using the Company’s combined tax rate, which it estimated to be 28.0%. The effective rate is reduced to 0% for June 30, 2021 and December 31, 2020 due to the full valuation allowance on its net deferred tax assets.

The Company’s ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. The Company filed its tax returns for 2019 and at December 31, 2020, while the Company has not yet filed its 2020 tax returns, it estimates it will have net operating loss carryforwards available to offset future taxable income in the amount of $7,576,278 for federal tax return and $10,612,876 for state tax return.

As the Company operates in the cannabis industry, it is subject to the limitations of IRC Section 280E under which the Company is only allowed to deduct expenses directly related to sales of product. This results in permanent differences between ordinary and necessary business expenses deemed non-allowed under IRC Section 280E. Therefore, the effective tax rate can be highly variable and may not necessarily correlate with pre-tax income or loss.

Earnings per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of June 30, 2021 and December 31, 2020, diluted net loss per share is the same as basic net loss per share.

G.Additional Company Matters

The Company has not filed for bankruptcy protection nor has it ever been involved in receivership or similar proceedings. The Company is presently involved in one legal proceeding that the Company believes is based on frivolous pleadings and does not believe to be material to the business or financial condition of the Company. The Company does not anticipate any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business, in the next 12 months.

Item 2.Other Information

None.

Item 3.Financial Statements

INDEX TO FINANCIAL STATEMENTS OF GOLDEN SEED INC.
Interim Consolidated Balance Sheets as of June 30, 2021 (unaudited) and December 31, 2020 (audited)	3
Interim Consolidated Statements of Operations for the Six Months Ended June 30, 2021 and June 30, 2020 (unaudited)	4
Interim Consolidated Statements of Changes in Stockholders’ Deficiency as of June 30, 2021 (unaudited) and December 31, 2020 (audited)	5
Statements of Cash Flows for the Six-Months Period Ended June 30, 2021 and June 30, 2020 (unaudited)	6
Notes to Consolidated Financial Statements	7-25

Golden Seed, Inc. and subsidiary
(f/k/a Golden Seed, LLC)
Delaware Corporation

Interim Financial Statements (Unaudited)

GOLDEN SEED, INC.
TABLE OF CONTENTS

	Page
INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2021(Unaudited) AND DECEMBER 31, 2020 (Audited) AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020 (Unaudited):	
Consolidated Balance Sheets	3
Consolidated Statements of Operations	4
Consolidated Statements of Changes in Equity/(Deficit)	5
Consolidated Statements of Cash Flows	6
Notes to Consolidated Financial Statements	7–25

	6/30/2021	12/31/2020
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 10,281	$ 35,710
Accounts receivable, net	22,766	19,637
Prepaid expense	50,196	33,513
Inventory	2,269,557	977,910
Advance to related parties	95,708	95,708
Deposits	-	-
Total Current Assets	2,448,508	1,162,477
Non-Current Assets:		
Property and equipment, net	459,829	263,037
Total Non-Current Assets	459,829	263,037
TOTAL ASSETS	$ 2,908,337	$ 1,425,515
LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)		
Liabilities		
Current Liabilities:		
Accounts payable	$ 958,840	$ 299,631
Accrued expenses	404,571	386,823
Accrued interest	16,719	5,620
Finance agreements	-	21,000
Note payable	150,000	150,000
Advance from related parties	9,316,466	7,716,493
Total Current Liabilities	10,846,596	8,579,567
Non-Current Liabilities:		
Equipment financing	20,552	24,468
Total Non-Current Liabilities	20,552	24,468
Total Liabilities	10,867,148	8,604,035
STOCKHOLDERS' EQUITY/(DEFICIT):		
Common Stock Par Value $0.00001:		
Class A Shares: 1,500 Shares Authorized; 1,000 Shares Issued and Outstanding as of June 30, 2021 and December 31, 2020.	-	-
Class B Shares: 35,000,000 Shares Authorized; 26,791,215 and 26,723,430 Shares Issued and Outstanding as of June 30, 2021 and December 31, 2020, respectively.	268	267
Additional Paid-In Capital	8,471,688	7,876,139
Accumulated Deficit	(16,430,767)	(15,054,926)
Total Stockholders' Equity/(Deficit)	(7,958,811)	(7,178,520)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)	$ 2,908,337	$ 1,425,515

See accompanying notes, which are an integral part of these consolidated financial statements.

GOLDEN SEED, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

	For the Six Months Ended June 30, 2021	For the Six Months Ended June 30, 2020
Net revenues	$ 222,119	$ 66,855
Cost of goods sold	(189,498)	(583,774)
Gross profit/(loss)	32,621	(516,919)
Operating Expenses:		
Sales & marketing	389,773	363,634
General & administrative	1,003,481	909,585
Loss on investment	-	50,000
Total Operating Expenses	1,393,254	1,323,219
Loss from operations	(1,360,633)	(1,840,138)
Other Income/(Expense):		
Interest expense	(15,208)	(24,845)
Total Other Income/(Expense)	(15,208)	(24,845)
Net loss	$ (1,375,841)	$ (1,864,983)
Weighted average common shares outstanding		
- Basic and Diluted	26,777,146	26,533,764
Net loss per common share		
- Basic and Diluted	$ (0.05)	$ (0.07)

See accompanying notes, which are an integral part of these consolidated financial statements.

GOLDEN SEED, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY/(DEFICIT)
For the six-month period ended June 30, 2021 (Unaudited) and year ended December 31, 2020 (Audited)

	Stockholders' Equity						
	Class A Common Stock		Class B Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity/ (Deficit)
	Number of Shares	Amount	Number of Shares	Amount			
Balance at December 31, 2019	1,000	$ -	26,012,750	$ 260	$ 1,945,840	$ (6,943,157)	$ (4,997,057)
Issuance of common stock for cash	-	-	698,180	7	3,905,793	-	3,905,800
Issuance of common stock for services	-	-	12,500	-	125,000	-	125,000
Stock option expense	-	-	-	-	2,404,800	-	2,404,800
Issuance of warrants	-	-	-	-	92,154	-	92,154
Offering costs	-	-	-	-	(597,449)	-	(597,449)
Net loss	-	-	-	-	-	(8,111,769)	(8,111,769)
Balance at December 31, 2020	1,000	$ -	26,723,430	$ 267	$ 7,876,139	$ (15,054,926)	$ (7,178,520)
Issuance of common stock for cash	-	-	67,061	1	670,609	-	670,610
Issuance of common stock for services	-	-	724	-	7,240	-	7,240
Stock option expense	-	-	-	-	-	-	-
Issuance of warrants	-	-	-	-	20,140	-	20,140
Offering costs	-	-	-	-	(102,441)	-	(102,441)
Net loss	-	-	-	-		(1,375,841)	(1,375,841)
Balance at June 30, 2021	1,000	$ -	26,791,215	$ 268	$ 8,471,688	$ (16,430,767)	$ (7,958,811)

See accompanying notes, which are an integral part of these consolidated financial statements.

GOLDEN SEED, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	For the Six Months Ended June 30, 2021		For the Six Months Ended June 30, 2020	
Cash Flows From Operating Activities				
Net loss	$	(1,375,841)	$	(1,864,983)
Adjustments to reconcile net loss to net cash used in operating activities:				
Issuance of common stock for services		7,240		-
Depreciation		13,972		10,856
Changes in operating assets and liabilities:				
(Increase)/Decrease in trade receivables		(3,129)		10,228
(Increase)/Decrease in other receivables		-		(1,500)
(Increase)/Decrease in prepaid expense		(16,683)		42,985
(Increase)/Decrease in inventory		(1,291,647)		(1,257,505)
(Increase)/Decrease in deposits		-		54,537
Increase/(Decrease) in accounts payable and accrued payables		688,056		409,337
Increase/(Decrease) in pending investment		-		(23,000)
Net Cash Used In Operating Activities		(1,978,031)		(2,619,045)
Cash Flows From Investing Activities				
Purchase of property and equipment		(210,764)		(41,128)
Net Cash Used In Investing Activities		(210,764)		(41,128)
Cash Flows From Financing Activities				
Proceeds from financing agreements		-		-
Repayments to financing agreements		(24,916)		(18,871)
Proceeds from note payable		-		150,000
Proceeds from related party advances, net		1,599,973		645,534
Proceeds from issuance of common stock		670,610		2,124,141
Stock issuance costs		(82,301)		(247,357)
Net Cash Provided By Financing Activities		2,163,366		2,653,447
Net Change In Cash		(25,428)		(6,726)
Cash at Beginning of Period		35,710		18,303
Cash at End of Period	$	10,281	$	11,577
Supplemental Disclosure of Cash Flow Information				
Cash paid for interest expense	$	1,263	$	2,073
Cash paid for income taxes	$	3,700	$	1,416
Supplemental Disclosure of Non-Cash Financing Activities				
Broker compensation paid in warrants	$	20,140	$	-

See accompanying notes, which are an integral part of these consolidated financial statements.

GOLDEN SEED, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
As of June 30, 2021 (unaudited) and December 31, 2020 (audited) and for the six-month periods ended June 30, 2021 and 2020 (unaudited)

NOTE 1: NATURE OF OPERATIONS

Golden Seed, Inc, (the "Company"), was initially formed as a limited liability company under the name Golden Seed, LLC and organized on November 8, 2017 under the laws of Delaware. The Company was formed to cultivate and distribute cannabis and cannabis related products in California in accordance with state and local government licenses and permits. The Company is majority owned by Red M Holdings, LLC (a Delaware limited liability company).

Red M Holdings, LLC also owns 100% of Hollow Wave Holdings, LLC, (a Delaware limited liability company) ("HWH"). The Company leases land from HWH and accepted an advance from HWH to pay for tenant improvements on the property it leases from HWH.

On May 23, 2019, the Company amended and restated the operating agreement to add a new member. As of such date, 98.5% was owned by Red M Holdings, LLC and 1.5% by an individual.

On June 20, 2019, Golden Seed LLC filed a certificate of conversion with the state of Delaware, converting the Delaware limited liability company into a Delaware corporation and accordingly renaming the Company from Golden Seed, LLC to Golden Seed, Inc. Golden Seed, Inc. authorized 35,001,500 shares of common stock, designated to two classes: Class A Common Stock (1,500 shares) and Class B Common Stock (35,000,000 shares), all with a par value of $0.00001 per share. Class B common stock does not carry voting rights. Commensurate with the conversion, 100% of the membership interests in Golden Seed, LLC were converted into 1,000 shares of Class A common stock and 24,999,000 shares of Class B common stock. The Company also adopted its Equity Incentive Plan (the "Plan") and reserved 1,250,000 shares of Class B common stock for issuance under the Plan.

In May 2019, the Company formed a limited liability company under the name Ohlone Coast Farms, LLC ("OCF"). OCF was formed to cultivate and distribute hemp and hemp related products in California in accordance with state and local government licenses and permits. As of June 30, 2021 and December 31, 2020, the Company owned 100% of OCF.

The Company commenced operations in January 2018 and its activities since inception have consisted of formation activities, staffing and recruitment, greenhouse improvements and propagation of cannabis clones and seeds. The Company is dependent upon additional capital resources for the commencement of its planned full-scale principal operations and is subject to significant risks and uncertainties; including failing to secure funding to execute the Company's planned operations or failing to profitably operate the business.

Marijuana is a Schedule-I controlled substance and is illegal under federal law. Even in those states in which the use of marijuana has been legalized, its use remains a violation of federal law. Since federal law criminalizing the use of marijuana preempts state laws that legalize its use, strict enforcement of federal law regarding marijuana would likely result in the Company's inability to proceed with its business plan, especially in respect of its marijuana cultivation, production and dispensaries. In

7

GOLDEN SEED, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
As of June 30, 2021 (unaudited) and December 31, 2020 (audited) and for the six-month periods ended June 30, 2021 and 2020 (unaudited)

addition, its assets, including real property, cash, equipment and other goods, could be subject to asset forfeiture because marijuana is still federally illegal.

In March 2020, the World Health Organization declared the outbreak of novel coronavirus (COVID-19) as a pandemic, which continues to spread throughout the United States. The Company is dependent on fundraising activities to support operations until the Company is able to generate profits sufficient to support operations. Stay at home orders and other regulations could affect the Company's ability to operate, though the impact of such has been minimal to date.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Basis for Consolidation

Interim Unaudited Financial Information

Use of Estimates

Cash Equivalents and Concentration of Cash Balance

8

GOLDEN SEED, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
As of June 30, 2021 (unaudited) and December 31, 2020 (audited) and for the six-month periods ended June 30, 2021 and 2020 (unaudited)

As of June 30, 2021 and December 31, 2020, property and equipment consisted of the following:

	6/30/2021	12/31/2020
Building improvements	$ 94,068	$ 36,572
Tenant improvements	177,173	50,480
Equipment & Vehicles	176,237	149,661
Work in process	58,619	58,619
Property and equipment, at cost	506,096	295,332
Less: Accumulated depreciation	(46,267)	(32,295)
Property and equipment, net	$ 459,829	$ 263,037

Work in process of $58,619 as of December 31, 2020 pertains to upgrades to greenhouse ventilation and were completed in early 2021. Depreciation expense totaled $13,972 and $10,856 for the six-month periods ended June 30, 2021 and 2020, respectively.

Accrued Expenses

Note Payable

10

GOLDEN SEED, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
As of June 30, 2021 (unaudited) and December 31, 2020 (audited) and for the six-month periods ended June 30, 2021 and 2020 (unaudited)

Earnings per Share

NOTE 3: GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not yet commenced its planned full-scale principal operations, has incurred net losses of $1,375,841 and $1,864,983 for the six-month periods ended June 30, 2021 and 2020, respectively, has not yet been able to generate sufficient cash from operating activities to fund ongoing operations, has current liabilities exceeding current assets by $8,398,088 as June 30, 2021 and has limited liquid assets with $10,281 of cash available as of June 30, 2021. While cultivation, production and sale of marijuana is legal in California under California law, marijuana remains illegal at the federal law level and in many other states. The Company may be deemed to be directly engaged in illegal activity which may be subject to law enforcement actions by law enforcement authorities. In addition, the Company may have difficulty accessing the services of banks and obtaining various insurance products. The volatility of agricultural commodities and uncertainty surrounding federal taxation for cannabis related businesses may negatively impact the Company's revenues and profits. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern.

The Company's future success is dependent upon its ability to achieve profitable operations and generate cash from operating activities. There is no guarantee that the Company will be able to generate enough revenue and/or raise capital to support operations. The Company will be required

15

GOLDEN SEED, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
As of June 30, 2021 (unaudited) and December 31, 2020 (audited) and for the six-month periods ended June 30, 2021 and 2020 (unaudited)

to raise additional funds through public or private financing, additional collaborative relationships, or other arrangements until revenues increase to a point of positive cash flow.

The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: EQUITY

Capital Structure

As of December 31, 2018, the Company had one member that owned 100% of the membership interests in the Company. Profit or loss for year ended 2018 and from the period of January 1, 2019 and up to date of conversion of June 20, 2019 is allocated 100% to the member on account of its 100% ownership interest. The debts, obligations, and liabilities of the Company whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation or liability.

Upon the June 20, 2019 conversion to a corporation, the Company authorized 35,001,500 shares of common stock, designated to two classes: Class A Common Stock (1,500 shares) and Class B Common Stock (35,000,000 shares), all with a par value of $0.00001 per share. Class B common stock does not carry voting rights. The Company has 1,000 shares of Class A common stock and 26,723,430 shares of Class B common stock issued and outstanding as of December 31, 2020

On August 27, 2020, Golden Seed, Inc. amended and restated its Bylaws, which authorized that all Class B Common Stock sold through the Regulation A stock offering shall have a preference as follows: (i) In the event of a merger resulting in acquisition of controlling interest of the Company or an acquisition of controlling interest of the Company by another entity, or (ii) In the event of the corporation holding an initial public offering and registering as a publicly traded company, each share of Class B Common Stock initially sold through the Regulation A stock offering shall entitle its holder to receive out of proceeds of such a merger, acquisition or public stock offering involving registration as a public company, the following preference:

(a) If the compensation per share received by the Company through one of the aforementioned events is at a valuation per share lower than the valuation per share at which the Class B Common Stock was sold in the Regulation A offering, then all Class B Common Stock shareholders for shares issued through the Regulation A offering (as adjusted for stock splits, dividends, consolidations, recapitalizations and similar events), shall receive one and one half times the price per share paid for the shares in the Regulation A offering.

(b) If the compensation per share received by the Company through one of the aforementioned events is at a valuation equal to or higher than the valuation of at which the Class B Common Stock was sold in the Regulation A offering, then all Class B Common Stock shareholders for shares issued through

16

GOLDEN SEED, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
As of June 30, 2021 (unaudited) and December 31, 2020 (audited) and for the six-month periods ended June 30, 2021 and 2020 (unaudited)

the Regulation A offering (as adjusted for stock splits, dividends, consolidations, recapitalizations and similar events), shall participate pari passu with all other shareholders of all classes of the corporations securities, and no preference shall apply.

The Company also added new categories of officers and added a supermajority vote requirements to some Board of Directors decisions.

Common Stock

On June 20, 2019, the membership interests in Golden Seed, LLC were converted into 1,000 shares of Class A common stock and 24,999,000 shares of Class B common stock of Golden Seed, Inc.

In the year ended December 31, 2019, the Company issued 970,000 shares of Class B common stock at $2.00 per share for gross proceeds of $1,940,000 and issued 38,750 shares of Class B common stock at $4.00 per share for gross proceeds of $155,000 during 2019.

In the year ended December 31, 2019, the Company issued 5,000 shares of Class B common stock in exchange for $10,000 of services valued using the price per share from cash stock issuances at the time of the issuance, which was determined to be the current fair value of the Company.

During the year ended December 31, 2020 the Company issued 365,000 shares of Class B common stock at $2.00 per share for gross proceeds of $730,000 and issued 26,000 shares of Class B common stock at $4.00 per share for gross proceeds of $104,000.

On January 6, 2020, the Company initiated a Regulation A stock offering of up to $10,000,000 of its Class B Common Stock. As of December 31, 2020, the Company has issued 307,180 shares at $10 per share, providing gross proceeds of $3,071,800 through the Regulation A offering.

During the six-month period ended June 30, 2021, the Company has issued 67,061 shares of $10 per share, providing gross proceeds of $670,610 through the Regulation A offering.

The Company's broker dealer in the Regulation A stock offering in 2020 is entitled to 9,214 of cashless warrants equal to 3% of gross shares raised in the 2020 offering. The fair value of the warrants was estimated to be $92,154 based on $10 per share pricing in the Regulation A offering and cashless exercise provision. The Company recorded $92,154 of additional paid-in capital for offering costs with an offsetting entry to additional paid-in capital for a $0 impact to equity. These warrants are recorded when earned in 2020 but were not formally issued until 2021. During the six-month period ended June 30, 2021 the Company issued an additional 2,014 of cashless warrants as part of the 2020 offering. The fair value of the warrants was estimated to be $20,140. As of June 30, 2021, warrants for 11,228 shares of Class B Common Stock were issued and outstanding.

The warrants are exercisable at no cost for five years from the qualification date of the prior Regulation A offering. Any such shares, if the warrants are exercised, will be restricted shares under applicable

17

GOLDEN SEED, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
As of June 30, 2021 (unaudited) and December 31, 2020 (audited) and for the six-month periods ended June 30, 2021 and 2020 (unaudited)

securities laws and will not be free trading shares. The exercise price is $0. The warrants expire on the earliest of (a) the close of business on the five year anniversary of the qualification date of the Company's Regulation A offering or (b) the consummation of a sale, merger or the like of the Company or an initial public offering of the Company. The warrants are subject to adjustment provisions for (a) dividends in stock or other securities or property, (b) reclassification, reorganization or merger and (c) stock splits and reverse stock splits.

In February of 2020, the Company entered into a restricted stock award agreement containing a future share commitment which effectively operates as an option and as such is recorded and valued as an option. The holder of the option agreement may purchase up to 300,000 shares of Class B common stock for cash investments of $600,000. The Company recorded $2,404,800 in sales and marketing expense in the statement of operations for the year ended December 31, 2020 as the estimated fair value of the options issued. The options expire on February 21, 2022 and no options have been exercised as of the date of this report. The options vested in 2020 based on achievement of the vesting milestones.

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted in February 2020:

	Year Ended December 31, 2020
Shares	300,000
Fair market value of stock	$10
Exercise price	$2
Risk-free interest rate	1.56%
Expected term (in years)	6 months
Expected volatility	50%
Exercise period	1/10/21 to 1/10/22
Black-Scholes fair value per share	$8.02
Grant-date fair market value of options	$2,404,800

Equity Incentive Plan

On June 20, 2019, the Company also adopted its Equity Incentive Plan (the "Plan") and reserved 1,250,000 shares of Class B common stock for issuance under the Plan. There are 1,231,776 shares of Class B common stock available for issuance under the Plan as of June 30, 2021.

The Company granted restricted stock award shares of Class B common stock from its equity incentive program of 724 shares for the six-month period ended June 30, 2021 and 12,500 shares for the year ended December 31, 2020. The awards were in exchange for $7,240 and $125,000 of sales

18

GOLDEN SEED, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
As of June 30, 2021 (unaudited) and December 31, 2020 (audited) and for the six-month periods ended June 30, 2021 and 2020 (unaudited)

and marketing expenses in the statements of operations for the six-month period ended June 30, 2021 and the year ended December 31, 2020, respectively.

NOTE 5: CANNABIS PERMIT

From late 2015 to mid-2017, California established a legislative framework for the comprehensive regulation of commercial cannabis in the State. Pursuant to this legislation, and taking final form in January 2019, California rolled out a comprehensive regulatory structure for the cultivation, manufacturing, testing, distribution, and retail sales of cannabis and cannabis products.

In January 2018, California's cannabis licensing system came online, offering the possibility of applying for temporary or annual licenses. Because it was more fast-tracked, and because the State anticipated taking much longer to issue annual licenses, most applicants sought a temporary license, and subsequent extensions thereof. Throughout 2019 and 2018 Golden Seed (Company) operated compliantly and were eligible for, and received, all of the necessary extensions of temporary licenses in order to maintain operations in a forward-moving way.

Given the slowness with which the State was proceeding in the issuance of annual licenses, in September 2018, Governor Brown signed a bill authorizing the issuance of provisional licenses as a bridge to annual licensing. A provisional license operates identical to that of an annual license, including requiring the applicant's submission of an annual license application, except that unlike an annual license, the provisional expires after a year with no renewal.

Since applying for its annual licenses, the Company has received a provisional license for each activity for which a license is required for current operations (Cultivation, Nursery, and Distribution). While there is no guarantee that the State will convert these provisional licenses to regular annual licenses, The Company believes that it will receive annual licenses from the State in a timely fashion. In the meantime, except as stated, the provisional licenses provide the Company with a full panoply of licensee to licensee rights and obligations that would otherwise be conferred upon and imposed upon an annual licensee. As with any annual or provisional, there is always a risk that the annual or provisional will be denied, and any such denial may have a negative effect on the Company's business and results of operations. However, assuming that we continue in good faith to complete all information requested by the State, the Company believes it will remain properly licensed to operate its business as planned.

A provisional license operates identical to that of an annual license, including requiring the applicant's submission of an annual license application. The State cannabis agencies are processing the conversion of provisional licenses to annual licenses at a rate that has been impacted by the COVID-19 situation. They have renewed provisional licenses to allow for additional processing time.

19

GOLDEN SEED, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
As of June 30, 2021 (unaudited) and December 31, 2020 (audited) and for the six-month periods ended June 30, 2021 and 2020 (unaudited)

NOTE 6: RELATED PARTY TRANSACTIONS

Red M Holdings, LLC owns 91.9% of Golden Seed, Inc. as of June 30, 2021 and 91.1% of Golden Seed, Inc. as of December 31, 2020. Red M owns 100% of Hollow Wave Holdings, LLC as of June 30, 2021 and December 31, 2020. The advances from these entities described below carry no interest rate nor maturity date. Management intends to repay these entities when cash flow from operations is sufficient to do so and believes this will occur within the next 18 to 24 months.

Calypso Ventures, LLC owns 55% (50% voting interest) of Red M Holdings, LLC. The advance to this entity does not carry an interest rate nor maturity date, and management intends to collect from this related party within the next 18 months. Coastal Nursery, LLC and Yellow Dirt Road, LLC are owned 100% by Monterey Bay Ornamental Farms, LLC. Calypso Ventures, LLC owns 50% of Monterey Bay Ornamental Farms, LLC. Orinda Gateway, LLC is owned 100% by Brookside Land Company, LLC, an entity owned 100% by Lucas, Austin and Alexander, LLC.

The individual owners of Lucas, Austin and Alexander, LLC own an interest in Calypso Ventures, LLC collectively of 56%. The advances from these entities carry no interest rate nor maturity date. Management intends to repay these entities when cash flow from operations is sufficient to do so and believes this will occur within the next 18 to 24 months.

As disclosed in the December 31, 2020 audited financial statements under Subsequent Events, the Company announced that intercompany debt balances will accrue interest at 12% per annum beginning January 1, 2021. The Company decided to postpone accruing interest on intercompany debt until January 1, 2022. There is $0 of interest expense for intercompany debt charged for the other related party transactions. six-month period ended June 30, 2021.

See Note 7- Leases and Note 9 - Subsequent events for other related party transactions.

20

GOLDEN SEED, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
As of June 30, 2021 (unaudited) and December 31, 2020 (audited) and for the six-month periods ended June 30, 2021 and 2020 (unaudited)

	6/30/2021	12/31/2020
Red M Holdings, LLC	$ 6,295,336	$ 4,878,419
Hollow Wave Holdings, LLC	1,574,190	1,574,190
Coastal Nursery, LLC	119,080	119,080
Lucas, Austin & Alexander, LLC	853,936	670,880
Orinda Gateway, LLC	473,924	473,924
Total Intercompany Payables	$ 9,316,466	$ 7,716,493
Calypso Ventures, LLC	55,000	55,000
Yellow Dirt Road, LLC	40,708	40,708
Total Intercompany Receivables	$ 95,708	$ 95,708
	$ 9,220,758	$ 7,620,785

NOTE 7: COMMITMENTS AND CONTINGENCIES

Claims and Litigation

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of June 30, 2021 and December 31, 2020, there were pending legal actions as noted below. However, none required an accrual for contingent liability.

The Company's attorney has received a notice of legal action related to a facility lease entered into on September 20, 2019. The notice is seeking damages of approximately $304,000. The Company vacated the property on May 26, 2020 and is in receipt of an itemized list of alleged past due amounts. On June 26, 2020 the Company agreed to pay a total of $304,186 of outstanding lease payments, property taxes and insurance related to the lease by making specified payments until amount is paid in full on or before June 26, 2021. The balance owed is included in the accounts payable balance at June 30, 2021.

The Company entered into a sublease on November 21, 2019 and are negotiating a surrender and termination of the sublease. In June 2020, the Company agreed to a termination fee of $59,037 and made specified monthly payments and the balance is paid in full on December 31, 2020.

The Company entered into a lease on June 14, 2019 that required bi-annual lease payments of $24,090. The Company vacated the facility in August 2020 and made an informal arrangement to make monthly payments of $4,015 from July to December 2020 and find a sub-tenant. The Company made two of the six payments and continues to look for a sub-tenant. No formal action has been filed.

21

GOLDEN SEED, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
As of June 30, 2021 (unaudited) and December 31, 2020 (audited) and for the six-month periods ended June 30, 2021 and 2020 (unaudited)

Calypso Ventures, LLC, is a related party and an owner in Red M Holdings, LLC. Red M Holdings, LLC is a shareholder of the Company. An individual has filed a formal complaint with Calypso Ventures, LLC regarding his interest in Calypso Ventures, LLC, and by extension, his interest in the Company. The above action is in early stages and not likely to have any impact to the financials of the Company and as such, no amount has been recorded for potential damages.

The Company signed an employment settlement agreement in the amount of $110,000 to be paid in a lump sum of $50,000 on June 1, 2021 and six $10,000 monthly payments starting on July 1, 2021.

Vehicle Financing

On February 22, 2019, the Company purchased a cannabis compliant delivery van and financed it with Ally Financial Lease Trust. The financing is for $39,200 over five years, with interest at 2.1% annually, and requiring monthly payments of $672. The loan is collateralized by the van, which is carried at a net book value of $27,423 as of June 30, 2021 and $29,879 as of December 31, 2020. The balance due as of June 30, 2021 and December 31, 2020 was $20,552 and $24,468, respectively.

Leases

The Company leases land for its cannabis and hemp operations from four landowners and one sub-tenant. One of the landowners is a related party, Hollow Wave Holdings, LLC. Hollow Wave Holdings, LLC is owned 100% by Red M Holdings, LLC. The terms of the lease indicate annual lease payments of $1,200 until such time that the Company's cash flow is positive and stabilized, when the lease will then convert to a market rate. The market rate is currently estimated at $2,200 per acre, as conveyed in the table below. Rent expense totaled $24,690 and $557,140 for the six-month periods ended June 30, 2021 and 2020, respectively.

Long Term Leases

		Lease period		
Location	Type	Beg	End	Mo. Payment
Buena Vista facility	Lease	1/1/2018	12/1/2022	$ 100
La Selva Beach facility	Lease	6/12/2019	12/31/2022	$ 4,015

Future minimum expected lease payments are as follows:

22

GOLDEN SEED, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
As of June 30, 2021 (unaudited) and December 31, 2020 (audited) and for the six-month periods ended June 30, 2021 and 2020 (unaudited)

Year Ending December 31		Discounted Rate		Market Rate
2021	$	49,380	$	91,080
2022		49,380		91,080
Total Future Minimum Lease Payments	$	98,760	$	182,160

Land Lease with Option to Purchase

On September 20, 2019, Ohlone Coast Farms, LLC signed a land lease for 16.2 acres in Monterey, California. The lease term was September 20, 2019 to May 12, 2020 at $100,000 per month, with an option to purchase the land at an agreed upon price. The option terms consist of three payments of $250,000 each due on September 20, 2019, December 16, 2019, and March 16, 2020. All payments are non-refundable. The Company made one deposit payment in September 2019. The Company decided not to make the December 16, 2019 option payment, nullifying the option agreement. The deposit payment made in September of 2019 was written off as loss on forfeited deposit.

NOTE 8: RECENT ACCOUNTING PRONOUNCEMENTS

FASB ASU No. 2016-02 (Topic 842), "Leases" – Issued in February 2016, ASU No. 2016-02 established ASC Topic 842, Leases, as amended by subsequent ASUs on the topic, which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both lessees and lessors. ASU 2016-02 requires lessees to apply a two-method approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase. Lessees are required to record a right-of-use asset and a lease liability for all leases with a term greater than 12 months. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases. Lessees will recognize expense based on the effective interest method for finance leases or on a straight-line basis for operating leases. The accounting applied by the lessor is largely unchanged from that applied under the existing lease standard. We will be required to record a right-of-use asset and lease liability equal to the present value of the remaining minimum lease payments and will continue to recognize expense on a straight-line basis upon adoption of this standard. ASU 2016-02 is effective for reporting periods beginning after December 15, 2021, with early adoption permitted. In July 2018, the FASB issued an update ASU 2018-11 Leases: Targeted Improvements, which provides companies with an additional transition option that would permit the application of ASU 2016-02 as of the adoption date rather than to all periods presented. We plan to utilize this transition option when we adopt this standard on January 1, 2022 and plan to elect to use the transition practical expedients package available to us under this new standard. As a result of adoption of this standard, the Company will record a right-of-use asset and lease liability on January 1, 2022.

FASB ASU No. 2014-09 (Topic 606), "Revenue from Contracts with Customers" –In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers". The FASB also issued subsequent

23

GOLDEN SEED, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
As of June 30, 2021 (unaudited) and December 31, 2020 (audited) and for the six-month periods ended June 30, 2021 and 2020 (unaudited)

amendments to ASU 2014-09 to provide clarification on the guidance. ASU 2014-09 will be effective for annual periods beginning after December 15, 2018, which for us will be in the period beginning January 1, 2019. We have performed our detailed evaluation, using a five-step model specified in the guidance, to assess the impacts of the new standard. The Company does not believe the adoption of this standard had a material impact on its consolidated financial statements and related disclosures.

FASB ASU No. 2018-13 (Topic 820), "Fair Value Measurement" – Issued in August 2018, ASU 2018-13 modifies, removes and adds certain disclosure requirements on fair value measurements based on the FASB Concepts Statement, Conceptual Framework for Financial Reporting—Chapter 8: Notes to Financial Statements. ASU 2018-13 is effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. Early adoption is permitted. The Company does not believe the adoption of this standard will have an effect on its consolidated financial statements and related disclosures.

FASB ASU No. 2018-07 (Topic 718), "Compensation—Stock Compensation: Improvements to Nonemployee Share- Based Payment Accounting" – Issued in June 2018, ASU 2018-07 expands the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. The amendments also clarify that Topic 718 does not apply to share-based payments used to effectively provide (1) financing to the issuer or (2) awards granted in conjunction with selling goods or services to customers as part of a contract accounted for under Topic 606. The new standard was adopted effective for the Company on January 1, 2019. Adoption of this guidance will not have a material impact on the Company's financial condition or results of operations.

FASB ASU 2017-04 (Topic 350), "Intangibles - Goodwill and Others" – Issued in January 2017, ASU 2017-04 simplifies how an entity is required to test goodwill for impairment by eliminating Step 2 from the goodwill impairment test. Step 2 measures a goodwill impairment loss by comparing the implied fair value of a reporting unit's goodwill with the carrying amount of that goodwill. ASU 2017-04 is effective for annual periods beginning after December 15, 2019 including interim periods within those periods. The Company does not expect the standard to have a material impact on our consolidated financial statements and related disclosures. Management does not believe that any recently other issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 9: SUBSEQUENT EVENTS

Intercompany Financing

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GOLDEN SEED, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
As of June 30, 2021 (unaudited) and December 31, 2020 (audited) and for the six-month periods ended June 30, 2021 and 2020 (unaudited)

From June 30, 2021 to August 31, 2021 the Company received additional advances from related parties to cover operational cash deficiencies in the net amount of $1,427,242. Due to the nature of the cannabis industry it is difficult for the Company to open a bank account. Net proceeds from the Regulation A stock offering are received by Red M Holdings, LLC, a related party, and then advanced to the Company.

Lease Agreement

The Company has not paid agreed upon payments under the negotiated lease termination agreement it signed on June 26, 2020. The agreement required monthly payments of $75,000 from January through May of 2021 with the balance due in June 2021 of $150,000. As of the date of the report the Company has not made the monthly payments for January thru April of 2021 and is negotiating a revised repayment plan. No new legal action filed as of the date of this report.

Common Stock Issuances

On July 28, 2021, the Company granted restricted stock award shares of Class B common stock from its equity incentive program of 10,000 shares in exchange for $100,000 in executive management services.

On September 17, 2021, the Company issued 5,000 shares of Class B common stock at $10.00 per share for gross proceeds of $50,000.

Management's Evaluation

Management has evaluated subsequent events through September 27, 2021, the date the consolidated financial statements were available to be issued. No additional material subsequent events were identified.

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Item 4.Exhibits

INDEX TO EXHIBITS

Charters (including amendments) *	Item 17.2
Bylaws*	Item 17.2
* Previously filed with Offering Circular.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this special financial report on Form 1-SA to be signed on its behalf by the undersigned, thereunto duly authorized, in Newport Beach, CA on September 28, 2021.

GOLDEN SEED, INC.

By: /s/ Neil Brandom
Chief Financial Officer & Director

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title

By: /s/ Neil Brandom	Chief Executive Officer of Business Operations & Director
Golden Seed, Inc.
September 28, 2021

By: /s/ Neil Brandom	Chief Financial Officer & Director
Golden Seed, Inc.
September 28, 2021